Brookfield Renewable Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

AS AT MARCH 31, 2016 AND December 31, 2015 AND

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

UNAUDITED		March 31	Dec 31
(MILLIONS)	Notes	2016	2015
Assets
Current assets
Cash and cash equivalents	4	$260	$63
Restricted cash	5	387	198
Trade receivables and other current assets	6	851	256
Financial instrument assets	7	30	26
Due from related parties		74	57
		1,602	600
Financial instrument assets	7	15	6
Equity-accounted investments	9	205	197
Property, plant and equipment, at fair value	10	24,315	18,358
Goodwill	11	907	-
Deferred income tax assets	14	182	157
Other long-term assets	5	252	189
		$27,478	$19,507
Liabilities
Current liabilities
Accounts payable and accrued liabilities	12	$552	$284
Financial instrument liabilities	7	241	127
Due to related parties		74	64
Current portion of long-term debt	13	1,528	770
		2,395	1,245
Financial instrument liabilities	7	105	64
Long-term debt and credit facilities	13	8,486	6,568
Deferred income tax liabilities	14	3,944	2,695
Other long-term liabilities		341	172
		15,271	10,744
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	15	5,796	2,587
General partnership interest in a holding subsidiary
held by Brookfield	15	54	52
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	15	2,653	2,559
Preferred equity	15	595	610
Preferred limited partners' equity	16	177	128
Limited partners' equity	17	2,932	2,827
		12,207	8,763
		$27,478	$19,507

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED
THREE MONTHS ENDED MARCH 31	Notes	2016	2015
(MILLIONS, EXCEPT AS NOTED)
Revenues	8	$674	$441
Other income		22	27
Direct operating costs		(243)	(134)
Management service costs	8	(15)	(14)
Interest expense – borrowings	13	(127)	(105)
Share of earnings from equity-accounted investments	9	1	3
Unrealized financial instruments (loss) gain	7	-	(8)
Depreciation	10	(179)	(158)
Other	3	(12)	(2)
Income before income taxes		121	50
Income tax (expense) recovery
Current	14	(7)	(5)
Deferred	14	(35)	6
		(42)	1
Net income		$79	$51
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	15	27	14
General partnership interest in a holding
subsidiary held by Brookfield	15	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	15	20	14
Preferred equity	15	6	8
Preferred limited partners' equity	16	3	-
Limited partners' equity	17	23	15
		$79	$51
Basic and diluted earnings per LP Unit		$0.16	$0.10

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED	Notes
THREE MONTHS ENDED MARCH 31
(MILLIONS)		2016	2015
Net income		$79	$51
Other comprehensive income (loss) that will not be
reclassified to net income
Actuarial loss on defined benefit plans		(3)	-
Deferred income taxes on above items	14	7	-
Total items that will not be reclassified to net income		4	-
Other comprehensive income (loss) that may be
reclassified to net income
Financial instruments designated as cash-flow hedges
Loss arising during the period	7	(42)	(48)
Reclassification adjustments for amounts
recognized in net income	7	(12)	(7)
Unrealized income on available-for-sale securities		12	-
Foreign currency translation		728	(508)
Deferred income taxes on above items	14	10	4
Total items that may be reclassified subsequently to
net income		696	(559)
Other comprehensive income (loss)		700	(559)
Comprehensive income (loss)		$779	$(508)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	15	403	(47)
General partnership interest in a holding
subsidiary held by Brookfield	15	3	(4)
Participating non-controlling interests - in a
holding subsidiary -Redeemable/
Exchangeable units held by Brookfield	15	155	(191)
Preferred equity	15	42	(53)
Preferred limited partners' equity	16	3	-
Limited partners' equity	17	173	(213)
		$779	$(508)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED MARCH 31	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$-	$2,827	$128	$610	$2,587	$52	$2,559	$8,763
Net income	23	-	-	-	-	-	23	3	6	27	-	20	79
Other comprehensive income	-	158	3	(1)	(15)	5	150	-	36	376	3	135	700
Exchange of preferred shares -
(Note 15, 16)	-	-	-	-	-	-	-	50	(50)	-	-	-	-
Capital contributions (Note 15)	-	-	-	-	-	-	-	-	-	1,403	-	-	1,403
Acquisitions (Note 15)	-	-	-	-	-	-	-	-	-	1,417	-	-	1,417
Distributions or dividends declared	(65)	-	-	-	-	-	(65)	(3)	(6)	(15)	(7)	(59)	(155)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
Other	(5)	-	-	-	-	-	(5)	(1)	(1)	1	6	(2)	(2)
Change in period	(45)	158	3	(1)	(15)	5	105	49	(15)	3,209	2	94	3,444
Balance, as at March 31, 2016	$(530)	$(512)	$4,022	$(8)	$(45)	$5	$2,932	$177	$595	$5,796	$54	$2,653	$12,207

Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$-	$3,167	$-	$728	$2,062	$59	$2,865	$8,881
Net income	15	-	-	-	-	-	15	-	8	14	-	14	51
Other comprehensive income (loss)	-	(217)	-	-	(11)	-	(228)	-	(61)	(61)	(4)	(205)	(559)
Capital contributions	-	-	-	-	-	-	-	-	-	330	-	-	330
Distributions or dividends declared	(61)	-	-	-	-	-	(61)	-	(8)	(35)	(3)	(55)	(162)
Distribution reinvestment plan	1	-	-	-	-	-	1	-	-	-	-	-	1
Other	-	-	-	-	-	-	-	-	-	13	2	(2)	13
Change in period	(45)	(217)	-	-	(11)	-	(273)	-	(61)	261	(5)	(248)	(326)
Balance, as at March 31, 2015	$(286)	$(458)	$3,685	$(9)	$(38)	$-	$2,894	$-	$667	$2,323	$54	$2,617	$8,555

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED
THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2016	2015
Operating activities
Net income		$79	$51
Adjustments for the following non-cash items:
Depreciation	10	179	158
Unrealized financial instrument loss (gain)	7	-	8
Share of earnings from equity accounted investments	9	(1)	(3)
Deferred income tax expense (recovery)	14	35	(6)
Other non-cash items		(16)	9
Dividends received from equity-accounted investments	9	-	8
Changes in due to or from related parties		(6)	14
Net change in working capital balances		(45)	(7)
		225	232
Financing activities
Long-term debt - borrowings	13	1,278	521
Long-term debt - repayments	13	(108)	(317)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	15	1,403	330
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	15	(15)	(35)
To preferred shareholders		(6)	(9)
To preferred limited partners' unitholders	16	(1)	-
To unitholders of Brookfield Renewable or BRELP	15, 17	(126)	(115)
		2,425	375
Investing activities
Acquisitions	3	(2,019)	(547)
Cash and cash equivalents in acquired entity	3	117	19
Investment in:
Sustaining capital expenditures	10	(13)	(15)
Development and construction of renewable power
generating assets	10	(45)	(21)
Investment in securities		(17)	(16)
Restricted cash and other	5	(495)	28
		(2,472)	(552)
Foreign exchange gain (loss) on cash		19	(9)
Cash and cash equivalents
Increase (decrease)		197	46
Balance, beginning of period		63	150
Balance, end of period		$260	$196
Supplemental cash flow information:
Interest paid		$77	$59
Interest received		9	4
Income taxes paid		16	10

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

brookfield renewable partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Brazil, Colombia, and Europe.

Brookfield Renewable changed its name from Brookfield Renewable Energy Partners L.P. to Brookfield Renewable Partners L.P. on May 3, 2016.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2015.

Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2015 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on May 4, 2016.

Figures presented in $ are in United States (“U.S.”) dollars, C$ are in Canadian dollars, € are in Euros, R$ are in Brazilian Real and COP are in Colombian pesos.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

See Note 11 – Goodwill for an explanation of the requirement to recognize goodwill and an estimate of the value.  See Note 15 – Non-Controlling Interests as it relates to accounting for the Isagen Acquisition and MTOs as separate transactions.

(c) Future changes in accounting policies

There are no future changes to IFRS with potential impact on Brookfield Renewable other than the changes disclosed in the December 31, 2015 audited consolidated financial statements.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the interim consolidated financial statements since the respective dates of acquisition.

Colombia Portfolio

On January 22, 2016 (the “Acquisition Date”), a consortium comprising of Brookfield Renewable and its institutional partners (the “consortium”) acquired an initial 57.6% interest in Isagen S.A. E.S.P. (“Isagen”) from the Colombian government (the “Isagen Acquisition”).

Isagen is Colombia’s third-largest power generation company which owns and operates a 3,032 MW portfolio, consisting predominantly of six, largely reservoir-based, hydroelectric facilities.  Annual generation is expected to approximate 15,000 GWh.

Consideration for the Isagen Acquisition was approximately $1.9 billion (COP 6.5 trillion) for the initial 57.6% interest. Brookfield Renewable’s initial investment was $225 million for an approximate 9% economic interest in Isagen after accounting for the non-controlling interests of its institutional partners. A controlled subsidiary of Brookfield Renewable is the general partner, of and effectively controls, the entity that acquired the 57.6% interest in Isagen.

Isagen is currently a listed entity in Colombia and the remaining 42.4% interest is owned by public shareholders.  Following the closing of the Isagen Acquisition, the consortium is required to conduct two mandatory tender offers for the remaining publicly-held Isagen shares at the same price per share paid for the 57.6% controlling interest (the “MTOs”). The first MTO was launched by the consortium on March 15, 2016 and will conclude in early May 2016. The second MTO will be launched between four and six months from the Acquisition Date.

If the consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximately $1.4 billion (COP 4.8 trillion) would be invested by the consortium.  Brookfield Renewable’s interest in Isagen would then increase to approximately 25% and a further approximate $400 million would be invested by Brookfield Renewable. However, less than all of the remaining outstanding Isagen shares may be tendered to the MTOs and, if this is the case, Brookfield Renewable’s additional ownership interest and investments will adjust accordingly.Subsequent to the Acquisition Date, Brookfield Renewable committed additional capital to the consortium for the purpose of collateralizing and funding the MTO. The incremental commitment increased Brookfield Renewable’s economic interest in Isagen to approximately 16% after accounting for the non-controlling interests of its institutional partners.

The financing for the initial 57.6% interest and the anticipated financing if all of the Isagen shares are tendered is expected to be as follows:

	Initial	MTOs
(MILLIONS)	57.6%(1)	42.4%(2)	100%
Non-recourse borrowings	$510	$240	$750
Non-controlling interests	1,244	806	2,050
Brookfield Renewable	225	400	625
	$1,979	$1,446	$3,425

(1) Gross consideration of $1,979 million represents: acquisition of the initial 57.6% interest in Isagen ($1,926 million), financing and acquisition costs ($24 million), restriction of cash per the terms of a credit agreement ($9 million), and excess cash to fund follow-on investments in Isagen and expenses ($20 million).  The exchange rate used for this column was $1 = COP 3,368.

(2) Expected financing based on assumptions noted and an exchange rate $1 = COP 3,300.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

The consortium secured $750 million of non-recourse financing of which $510 million was drawn to partially fund the initial 57.6% interest. The loan bears interest at the U.S. London Interbank Offered Rate (“LIBOR”) plus a margin of 2.50% and matures in January 2021. Brookfield Renewable also secured, independently of its institutional partners, a $500 million acquisition facility to partially fund its equity investment in the consortium and for the purposes of increasing the ownership percentage through the MTOs. The terms of this credit facility are consistent with the terms of Brookfield Renewable’s other corporate credit facilities and the applicable margin is 1.20%. The facility matures in January 2017.In addition, the consortium assumed loans with principal balances totaling COP 3,850 billion ($1,143 million). The loans bear floating rate interest rates with a weighted-average interest rate of 11.44% and a weighted-average remaining term of 9 years, as at March 31, 2016.

The total acquisition costs of $11 million were expensed as incurred and have been classified under Other in the Statement of Income.

The unaudited interim consolidated financial statements contain further details on the Isagen Acquisition, as follows: 1) Note 11 – Goodwill for an explanation of the requirement to recognize goodwill and an estimate of the value; 2) Note 13 – Long-term debt and credit facilities for financing of the Isagen Acquisition; and 3) Note 15 – Non-controlling Interests for our accounting for the Isagen Acquisition and MTOs as separate transactions.

If the acquisition had taken place at the beginning of the year, the revenue from Isagen would have been $273 million (unaudited) for the three months ended March 31, 2016.

The consortium holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen.  The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable.  Brookfield Renewable is entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Asset Management and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests (the “Ownership Test”).  Brookfield Asset Management and its subsidiaries currently meet the Ownership Test.

Brazil Portfolio

In January 2016, Brookfield Renewable acquired a 51 MW portfolio in Brazil comprising of hydroelectric, wind and biomass generating capacity (“Brazil Portfolio”). Total consideration of R$417 million ($103 million) included cash paid of R$355 million ($88 million), deferred consideration of R$35 million ($9 million) and impact of the foreign currency contracts of R$24 million ($6 million).

The total acquisition costs of $0.4 million were expensed as incurred and have been classified under Other in the Statement of Income.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

Preliminary purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Colombia	Brazil	Total
Cash and cash equivalents	$113	$4	$117
Trade receivables and other current assets	193	2	195
Property, plant and equipment, at fair value	4,753	100	4,853
Other long-term assets	15	-	15
Current liabilities	(463)	(3)	(466)
Long-term debt	(912)	-	(912)
Deferred income tax liabilities	(1,015)	-	(1,015)
Other long-term liabilities	(149)	-	(149)
Non-controlling interests	(1,417)	-	(1,417)
Fair value of net assets acquired	$1,118	$103	$1,221
Goodwill (Note 11)	808	-	808
Purchase price	$1,926	$103	$2,029

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

During the three months ended March 31, 2016 the purchase price allocations for the acquisitions completed during the three months ended March 31, 2015 were finalized. No material changes to the provisional purchase price allocations disclosed in the December 31, 2015 audited consolidated financial statements in respect of the acquisitions had to be considered.

4. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents are as follows:

	Mar 31	Dec 31
(MILLIONS)	2016	2015
Cash	$216	$60
Short-term deposits	44	3
	$260	$63

5. RESTRICTED CASH

Brookfield Renewable’s restricted cash is as follows:

	Mar 31	Dec 31
(MILLIONS)	2016	2015
Development projects	$26	$43
Operations	517	293
Total	543	336
Less: non-current	(156)	(138)
Current	$387	$198

The restricted cash as at March 31, 2016 includes $155 million in connection with the MTOs.  See Note 3 – Business combinations.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

6. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets are as follows:

	Mar 31	Dec 31
(MILLIONS)	2016	2015
Trade receivables	$267	$98
Other short-term receivables	124	87
Prepaids and others	119	71
Collateral for MTOs (Note 3)	341	-
	$851	$256

7.  risk management and financial instruments

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2015 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Mar 31, 2016				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2015
Assets measured at fair value:
Cash and cash equivalents	$260	$-	$-	$260	$63
Restricted cash(1)	543	-	-	543	336
Collateral for MTOs (Note 6)	341	-	-	341	-
Financial instrument assets(1)
Energy derivative contracts	-	44	-	44	31
Foreign exchange swaps	-	1	-	1	1
Available-for-sale investments	43	-	-	43	14
Property, plant and equipment	-	-	24,315	24,315	18,358
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	-	(1)	-	(1)	(1)
Interest rate swaps	-	(253)	-	(253)	(178)
Foreign exchange swaps	-	(92)	-	(92)	(12)
Contingent consideration	-	-	(34)	(34)	(32)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities(1)	-	(10,764)	-	(10,764)	(7,892)
Total	$1,187	$(11,065)	$24,281	$14,403	$10,688

(1)       Includes both the current and long-term amounts.

There were no transfers between levels during the three months ended March 31, 2016.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Mar 31, 2016			Dec 31, 2015
			Net (Assets)	Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Liabilities
Energy derivative contracts	$44	$1	$(43)	$(30)
Interest rate swaps	-	253	253	178
Foreign exchange swaps	1	92	91	11
Total	45	346	301	159
Less: current portion	30	241	211	101
Long-term portion	$15	$105	$90	$58

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim  consolidated financial statements at an amount equal to fair value.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2016	2015
Energy derivative contracts	$4	$2
Interest rate swaps	(2)	-
Foreign exchange swaps	(2)	(10)
	$-	$(8)

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive income (loss):

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2016	2015
Energy derivative contracts	$22	$(6)
Interest rate swaps	(70)	(46)
Foreign exchange swaps	6	4
	$(42)	$(48)

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income (loss):

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2016	2015
Energy derivative contracts	$(13)	$(7)
Foreign exchange swaps	1	-
	$(12)	$(7)

8.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

The following table reflects the related party agreements and transactions on the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2016	2015
Revenues
Power purchase and revenue agreements	$182	$109
Wind levelization agreement	2	2
	$184	$111
Direct operating costs
Energy purchases	$(1)	$(2)
Energy marketing fee	(5)	(5)
Insurance services	(8)	(7)
	$(14)	$(14)
Management service costs	$(15)	$(14)

9. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

Three months ended		Year ended
(MILLIONS)	Mar 31, 2016	Dec 31, 2015
Balance, beginning of year	$197	$273
Revaluation recognized through OCI	-	96
Share of net income	1	10
Dividends declared	-	(19)
Capital distributions, net	-	(144)
Foreign exchange translation	7	(19)
Balance, end of period/year	$205	$197

The following table summarizes certain financial information of equity-accounted investments for the three months ended March 31:

(MILLIONS)	2016	2015
Revenue	$24	$27
Net income	1	6
Share of net income (loss)
Cash earnings	2	4
Non-cash loss	(1)	(1)

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

10.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric(1)(2)	Wind(2)	Other(2)(3)	Total
As at December 31, 2015	$14,847	$3,233	$278	$18,358
Additions	35	17	7	59
Acquisitions through business combinations (Note 3)	4,853	-	-	4,853
Foreign exchange	1,076	126	24	1,226
Transfer and other	(2)	-	-	(2)
Depreciation	(129)	(47)	(3)	(179)
As at March 31, 2016	$20,680	$3,329	$306	$24,315

(1)     Includes intangible assets of $14 million (2015: $13 million).

(2)     Includes construction work in process (“CWIP”) of $519 million (2015: $405 million).

(3)     Includes biomass and co-generation (“Co-gen”). The Colombian segment aggregates its hydroelectric and Co-gen facilities into the hydroelectric segment.  See Note 19 – Segmented Information.

11. GOODWILL

The following table provides a reconciliation of goodwill:

(MILLIONS)
As at December 31, 2015	$-
Acquired through business acquisition (Note 3)	808
Foreign exchange	99
As at March 31, 2016	$907

The preliminary acquisition equation for the Isagen Acquisition (Note 3 – Business combinations) includes a deferred tax liability of $1,015 million.  The deferred tax liability arises because the tax bases of the Isagen net assets are significantly lower than their acquisition date fair value.  As required by IFRS 3, Business Combinations, this deferred tax liability is calculated in accordance with IAS 12, Income Taxes (“IAS 12”), and is not measured at fair value.  IAS 12 requires provisions to be made for all differences between the carrying value of assets and liabilities other than goodwill acquired in a business combination and their tax base at their nominal amount, irrespective of whether or not this will result in additional (or less) tax being paid or when any tax cash flows may occur.  The fair value of the preliminary deferred tax liability would be lower than its nominal amount and Brookfield Renewable has determined that the preliminary estimate of goodwill of $808 million arises from such difference.

Goodwill is not amortized and is not deductible for tax purposes.  However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

12.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Mar 31	Dec 31
(MILLIONS)	2016	2015
Operating accrued liabilities	$179	$145
Interest payable on corporate and subsidiary borrowings	92	44
Accounts payable	142	43
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	22	19
Other	117	33
	$552	$284

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

13.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Mar 31, 2016			Dec 31, 2015
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (C$200)	5.3	2.6	$154	5.3	2.8	$145
Series 4 (C$150)	5.8	20.6	115	5.8	20.9	108
Series 6 (C$300)	6.1	0.7	230	6.1	0.9	217
Series 7 (C$450)	5.1	4.5	346	5.1	4.8	325
Series 8 (C$400)	4.8	5.9	308	4.8	6.1	289
Series 9 (C$400)	3.8	9.2	308	3.8	9.4	289
	5.0	6.3	$1,461	5.0	6.5	$1,373
Subsidiary borrowings
North America
United States	5.4	6.8	$3,199	5.3	7.0	$3,203
Canada	5.4	12.2	1,713	5.6	13.1	1,471
	5.4	8.6	4,912	5.4	8.9	4,674
Europe	3.9	11.4	668	3.9	11.0	631
Brazil	10.5	11.7	376	10.1	11.9	347
Colombia	9.0	7.7	1,748	-	-	-
	6.2	8.9	7,704	5.5	9.3	5,652
Credit facilities
Corporate credit facility	1.8	4.3	398	1.4	4.5	368
Acquisition facility	1.8	0.8	496	-	-	-
Total debt			$10,059			$7,393
Add: Unamortized premiums(1)			20			4
Less: Unamortized financing fees(1)			(65)			(59)
Less: Current portion			(1,528)			(770)
			$8,486			$6,568

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 18  - Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin.

In January 2016, Brookfield Renewable and its institutional partners secured non-recourse financing in the amount of $750 million with respect to the Isagen Acquisition.  In addition, the consortium assumed loans with principal balances totaling COP 3,850 billion ($1,143 million).  See Note 3 – Business Combinations.

In March 2016, Brookfield Renewable re-financed indebtedness associated with a 488 MW hydroelectric portfolio in Ontario through the issuance of C$150 million ($112 million) of notes. The notes bear interest at 3.41% and mature in November 2020.

In March 2016, Brookfield Renewable re-financed indebtedness associated with a 349 MW hydroelectric portfolio in Ontario through the issuance of C$50 million ($38 million) of bonds. The bonds bear interest at 3.24% and mature in June 2023.

In March 2016, Brookfield Renewable re-financed the loan associated with its 123 MW wind portfolio in Portugal by securing €88 million ($98 million) of long-term debt, a €5 million ($6 million) working capital facility and a €7 million ($8 million) debt reserve facility and simultaneously retired existing indebtedness of €70 million ($78 million). The long-term debt bears interest at the Euro Interbank Offered Rate (“EURIBOR”) plus a margin of 2.75% to 3.00% between now and its November 2028 maturity.

On April 1, 2016, Brookfield Renewable completed a $315 million non-recouse financing associated with the 296 MW hydroelectric portfolio in Pennsylvania acquired on the same date. On April 20, 2016, Isagen successfully amended a COP 367 billion ($122 million) loan to extend its maturity to December 2025. See Note 21 – Subsequent Events.

Credit facilities

Brookfield Renewable’s corporate credit facilities in the amount of $1,560 million mature in June 2020 and the applicable margin is 1.20%. The credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro or British Pound Sterling (£) in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. See Note 20 – Commitments, contingencies and guarantees. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

Brookfield Asset Management has provided a $200 million committed unsecured revolving credit facility maturing in December 2016, at LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of its credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

The following table summarizes the available portion of credit facilities:

	Mar 31	Dec 31
(MILLIONS)	2016	2015
Authorized credit facilities	$1,760	$1,760
Acquisition facility	500	-
Draws on credit facilities(1)	(894)	(368)
Issued letters of credit	(215)	(218)
Available portion of credit facilities	$1,151	$1,174

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2015: 1.20%).

In January 2016, Brookfield Renewable secured, independently of its institutional partners, a $500 million acquisition facility to partially fund its equity investment in Isagen in the consortium and for the purposes of increasing the ownership percentage through the MTOs. See Note 3 – Business combinations and Note 5 – Restricted cash.

14.  Income taxes

Brookfield Renewable’s effective income tax rate was 35% for the three months ended March 31, 2016 (2015: negative 2%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

15. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

Mar 31		Dec 31
(MILLIONS)	2016	2015
Participating non-controlling interests - in operating subsidiaries	$5,796	$2,587
General partnership interest in a holding subsidiary held by Brookfield	54	52
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,653	2,559
Preferred equity	595	610
Total	$9,098	$5,808

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the three months ended
	Shares	dividend	redemption	March 31		Mar 31	Dec 31
(MILLIONS)	outstanding	rate(1)	date	2016	2015	2016	2015
Series 1 (C$136)	5.45	3.36%	Apr 30, 2020	$1	$2	$104	$98
Series 2 (C$113)	4.51	3.12%	Apr 30, 2020	1	-	86	81
Series 3 (C$249)	9.96	4.40%	Jul 31, 2019	2	2	192	179
Series 5 (C$103)	4.11	5.00%	Apr 30, 2018	1	2	79	126
Series 6 (C$175)	7.00	5.00%	Jul 31, 2018	1	2	134	126
	31.03			$6	$8	$595	$610

(1)       Series 2 dividend rate represents annualized distribution based on the most recent quarterly floating rate.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2016, none of the issued Class A Preference Shares have been redeemed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”).

The holders of the Series 1 Preference Shares are entitled to receive fixed cumulative dividends. The holders of the Series 2 Preference Shares are entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.620%. The quarterly dividend in respect of the February 1, 2016 to April 30, 2016 dividend period was paid on May 2, 2016 at an annual rate of 3.117% (C$ 0.192145 per share).

The holders of the Series 3 Preference Shares are entitled to receive fixed cumulative dividends. The dividend will reset on July 31, 2019 and every five years thereafter at a rate equal to the then five year Government of Canada Bond yield plus 2.94%. The holders of the Class A, Series 3 Preference Shares will have the right, at their option, to convert their shares into Series 4 Preference Shares on a one-for-one basis on the earliest permitted redemption date and every five years thereafter. The holders of the Series 4 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.94%.

The holders of the Series 5 and 6 Preference Shares are entitled to receive fixed cumulative dividends.

Brookfield Renewable, BRELP and certain holding company subsidiaries fully and unconditionally guarantee the payment of dividends on all of the Class A Preference Shares, the amount due on redemption, and the amounts due on the liquidation, dissolution or winding-up of BRP Equity.

Class A Preference Shares – Normal Course Issuer Bid

On June 23, 2015, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of BRP Equity’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Repurchases were authorized to commence on June 26, 2015 and will terminate on June 25, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

Class A, Series 5  Preference Shares – Exchange offer

In November 2015, Brookfield Renewable announced its offer to exchange (the “Exchange Offer”) each issued and outstanding Class A, Series 5 Preference Share of BRP Equity with an annual dividend rate of 5.00% (the “Series 5 Preference Shares”) for one newly issued Class A, Series 5 Preferred Limited Partnership Unit (the “Preferred LP Units”) of Brookfield Renewable with an annual distribution rate of 5.59%.

The Exchange Offer was open for acceptance until, and completed on, February 8, 2016. On that date, a total of 2,885,496 Series 5 Preference Shares were tendered and exchanged for an equal number of Series 5 Preferred LP Units.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield		Brookfield
	Infrastructure	Infrastructure	The Catalyst	Energia
(MILLIONS)	Fund	Fund II	Group	Renovável	Isagen	Other	Total
As at December 31, 2014	$914	$937	$126	$32	$-	$53	$2,062
Net income	26	27	14	-	-	2	69
OCI	89	144	(12)	(10)	-	(7)	204
Capital contributions(1)	-	460	-	-	-	-	460
Distributions	(70)	(126)	(7)	(1)	-	(4)	(208)
Other	(1)	(1)	-	1	-	1	-
As at December 31, 2015	$958	$1,441	$121	$22	$-	$45	$2,587
Net income	3	2	7	-	14	1	27
OCI	4	31	-	2	336	3	376
Capital contributions(1)	-	7	-	-	1,396	-	1,403
Acquisition	-	-	-	-	1,417	-	1,417
Distributions	(1)	(13)	-	-	-	(1)	(15)
Other	-	-	-	1	-	-	1
As at March 31, 2016	$964	$1,468	$128	$25	$3,163	$48	$5,796
Interests held by third parties	75-80%	50-60%	25%	24-30%	84%	23-50%

(1)         Capital contributions are for the purposes of acquisitions and to fund expenses.

Non-controlling interests in Isagen

Non-controlling interests in the amount of $3,163 million reflects the approximate 84% ownership interest in Isagen not held by Brookfield Renewable as at March 31, 2016.

Brookfield Renewable is accounting for the initial acquisition of the 57.6% controlling interest in Isagen and MTOs as separate transactions in accordance with IFRS 10, Consolidated Financial Statements. The remaining 42.4% ownership interest in Isagen, totaling $1,603 million as at March 31, 2016 ($1,417 million at the Acquisition Date), will be recorded as non-controlling interests. The $186 million change since the Acquisition Date is primarily the result of a change in foreign exchange rates.  See Note 3 – Business Combinations.

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at March 31, 2016, general partnership units, representing GP, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2015: 2,651,506) and 129,658,623 (December 31, 2015: 129,658,623), respectively.

Distributions

The composition of the distributions for the three months ended March 31 is presented in the following table:

(MILLIONS)	2016	2015
General partnership interest in a holding subsidiary held by Brookfield	$1	$1
Incentive distribution	6	2
	$7	$3

Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	$59	$55
	$66	$58

16. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

			Earliest	Distributions declared
		Cumulative	permitted	for the three months ended
	Shares	distribution	redemption	March 31		Mar 31	Dec 31
(MILLIONS)	outstanding	rate	date	2016	2015	2016	2015
Series 5 (C$72)	2.89	5.59%	Apr 30, 2018	$1	$-	$49	$-
Series 7 (C$175)	7.00	5.50%	Jan 31, 2021	2	-	128	128
	9.89			$3	$-	$177	$128

As noted in Note 15 – Non-Controlling Interests, in February 2016 a total of 2,885,496  Class A, Series 5 Preference Shares of BRP Equity were tendered and exchanged for an equal number of Series 5 Preferred LP Units of Brookfield Renewable. The holders of the Series 5 Preferred LP Units are entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.3976 per unit, a yield of 5.59%, for the initial period ending April 30, 2018.

The holders of the Series 7 Preferred LP Units are entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.375 per unit, a yield of 5.5%, for the initial period ending January 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i)

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

the 5-year Government of Canada Bond yield plus 4.47%, and (ii) 5.5%. The Series 7 Preferred LP Units are redeemable on or after January 31, 2021.

The holders of Series 7 Preferred LP Units will have the right, at their option, to convert their Series 7 Preferred LP Units into Class A, Series 8 Preferred LP Units, subject to certain conditions, on January 31, 2021 and every five years thereafter. The holders of the Series 8 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions at an annual rate equal to the 3-month Government of Canada Treasury Bill yield plus 4.47%.

The Class A Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2016, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

17. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at March 31, 2016, 143,244,717 LP Units were outstanding (December 31, 2015: 143,188,170) including 40,026,986 (December 31, 2015: 40,026,986) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three months ended March 31, 2016, 56,547 LP Units (2015: 43,749 LP Units) were issued under the distribution reinvestment plan.

As at March 31, 2016, Brookfield’s direct and indirect interest of 169,685,609 LP Units and Redeemable/Exchangeable partnership units represents approximately 62% of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 28% direct limited partnership interest in Brookfield Renewable, a 48% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at March 31, 2016.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three months ended March 31, 2016, Brookfield Renewable declared distributions on its LP Units of $65 million or $0.445 per LP Unit (2015: $61 million or $0.415 per LP Unit).

The composition of the distribution for the three months ended March 31 is presented in the following table:

(MILLIONS)	2016	2015
Brookfield	$18	$17
External LP Unitholders	47	44
	$65	$61

In February 2016, unitholder distributions were increased to $1.78 per unit on an annualized basis, an increase of twelve cents per unit, which took effect with the distribution payable in March 2016.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

18.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finco	Entities(1)	Subsidiaries(2)	adjustments(3)	consolidated
As at March 31, 2016:
Current assets	$27	$-	$1,487	$138	$2,583	$(2,633)	$1,602
Long-term assets	3,113	641	-	17,197	25,909	(20,984)	25,876
Current liabilities	31	9	256	3,169	1,564	(2,634)	2,395
Long-term liabilities	-	-	1,226	422	12,981	(1,753)	12,876
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,796	-	5,796
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,653	-	-	2,653
Preferred equity	-	595	-	-	-	-	595
Preferred limited partners' equity	177	-	-	177	-	(177)	177
As at December 31, 2015:
Current assets	$24	$-	$1,387	$111	$1,298	$(2,220)	$600
Long-term assets	2,957	603	-	15,605	18,780	(19,038)	18,907
Current liabilities	26	8	231	2,233	967	(2,220)	1,245
Long-term liabilities	-	-	1,151	378	9,251	(1,281)	9,499
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	2,587	-	2,587
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,559	-	-	2,559
Preferred equity	-	610	-	-	-	-	610
Preferred limited partners' equity	128	-	-	128	-	(128)	128

(1)            Includes BRELP, BRP Bermuda Holdings I Limited (“Latam Holdco”), Brookfield BRP Holdings (Canada) Inc. (“NA Holdco”) and Brookfield BRP Europe Holdings Limited (“Euro Holdco”).

(2)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and other holding entities.

(3)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finco	Entities(1)	Subsidiaries(2)	adjustments(3)	consolidated
For the three months ended
Mar 31, 2016
Revenues	$-	$-	$-	$-	$674	$-	$674
Net income (loss)	23	-	1	76	164	(185)	79
For the three months ended
Mar 31, 2015
Revenues	$-	$-	$-	$5	$436	$-	$441
Net income (loss)	15	-	(1)	45	42	(50)	51

(1)            Includes BRELP, Latam Holdco, NA Holdco and Euro Holdco.

(2)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and other holding entities.

(3)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 13 – Long-term debt and credit facilities for additional details regarding the mid-term corporate notes issued by Finco. See Note 15 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

19.  segmented information

Brookfield Renewable operates renewable power generating assets, which include conventional hydroelectric facilities and wind facilities located in North America, Brazil, Colombia, and Europe. Brookfield Renewable also operates three biomass facilities and three Co-gen facilities. Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass).

The Isagen Acquisition (Note 3 – Business combinations) resulted in a change in presentation of the segmented information in so far as it relates to the “Latin America” segment and the aggregation by the type of power generation. Effective as of the Acquisition Date, information regarding Isagen is provided to the CODM separately.  The CODM looks at the business separately as it is managed separately as a whole.  Accordingly, Isagen will be classified under the “Colombia” segment with generation and financial results aggregated for its hydroelectric and Co-gen facilities.  Furthermore, “Latin America” has been renamed “Brazil”.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 – Basis of presentation and significant accounting policies of the December 31, 2015 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred limited partners.

Transactions between the reportable segments occur at fair value.

The following segmented information is regularly reported to our CODM.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

	Hydroelectric					Wind					Other(1)	Corporate	Total
	North America					North America
(MILLIONS)	U.S.	Canada	Total	Brazil	Colombia	U.S.	Canada	Total	Europe	Brazil
For the three months ended
March 31, 2016:
Revenues	$227	$107	$334	$48	$193	$22	$29	$51	$42	$5	$1	$-	$674
Adjusted EBITDA	162	109	271	35	92	14	25	39	29	5	(10)	(6)	455
Interest expense - borrowings	(39)	(14)	(53)	(7)	(24)	(7)	(7)	(14)	(7)	(3)	-	(19)	(127)
Cash portion of non-controlling
interests	(32)	(1)	(33)	(5)	(57)	(6)	-	(6)	(14)	(1)	6	(6)	(116)
Funds From Operations	87	94	181	21	10	1	18	19	8	1	(4)	(49)	187
Depreciation	(53)	(23)	(76)	(30)	(22)	(12)	(13)	(25)	(20)	(3)	(3)	-	(179)
For the three months ended
March 31, 2015:
Revenues	$191	$106	$297	$45	$-	$20	$31	$51	$41	$-	$7	$-	$441
Adjusted EBITDA	127	104	231	31	-	10	26	36	39	-	4	(3)	338
Interest expense - borrowings	(41)	(16)	(57)	(4)	-	(9)	(8)	(17)	(7)	-	-	(20)	(105)
Cash portion of non-controlling
interests	(31)	(2)	(33)	(3)	-	(3)	-	(3)	(14)	-	-	(8)	(61)
Funds From Operations	54	86	140	21	-	(2)	18	16	17	-	4	(45)	153
Depreciation	(49)	(20)	(69)	(34)	-	(16)	(17)	(33)	(21)	-	(1)	-	(158)

(1)            Includes Co-gen and biomass.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income as presented in the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	Notes	2016	2015
Revenues	8	$674	$441
Other income		22	27
Share of cash earnings from equity-accounted investments	9	2	4
Direct operating costs		(243)	(134)
Adjusted EBITDA		455	338
Interest expense - borrowings	13	(127)	(105)
Management service costs	8	(15)	(14)
Current income tax expense	14	(7)	(5)
Distributions to preferred limited partners	16	(3)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	15	(110)	(53)
Preferred equity	15	(6)	(8)
Funds From Operations		187	153
Add: cash portion of non-controlling interests	15	116	61
Add: distributions to preferred limited partners	16	3	-
Depreciation	10	(179)	(158)
Unrealized financial instruments (loss) gain	7	-	(8)
Share of non-cash loss from equity-accounted investments	9	(1)	(1)
Deferred income tax (expense) recovery	14	(35)	6
Other	3	(12)	(2)
Net income		$79	$51

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric					Wind energy					Other(1)	Corporate	Total
	North America					North America
(MILLIONS)	U.S.	Canada	Total	Brazil	Colombia	U.S.	Canada	Total	Europe	Brazil
As at March 31, 2016:
Property, plant and
equipment, at fair value	$8,195	$5,172	$13,367	$2,002	$5,311	$884	$934	$1,818	$1,245	$266	$306	$-	$24,315
Total assets	8,806	5,274	14,080	2,280	7,100	989	973	1,962	1,369	293	332	62	27,478
Total borrowings	2,648	1,165	3,813	224	1,759	530	533	1,063	653	114	38	2,350	10,014
Total liabilities	4,177	2,272	6,449	389	3,354	662	759	1,421	901	120	49	2,588	15,271
For the three months ended
March 31, 2016:
Additions to property, plant
and equipment	10	7	17	117	4,754	-	1	1	17	(1)	7	-	4,912
As at December 31, 2015:
Property, plant and
equipment, at fair value	$8,240	$4,879	$13,119	$1,728	$-	$894	$893	$1,787	$1,201	$245	$278	$-	$18,358
Total assets	8,645	5,095	13,740	1,954	-	975	920	1,895	1,312	267	315	24	19,507
Total borrowings	2,721	954	3,675	207	-	459	504	963	618	105	34	1,736	7,338
Total liabilities	4,238	1,988	6,226	311	-	576	708	1,284	838	108	76	1,901	10,744
For the year ended
December 31, 2015:
Additions to property, plant
and equipment	68	49	117	373	-	7	3	10	347	318	284	-	1,449

(1)            Includes Co-gen and biomass.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

20.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

In October 2015, Brookfield Renewable entered into an agreement to acquire two hydroelectric facilities in Pennsylvania with an aggregate capacity of 296 MW. The facilities are expected to generate 1,109 GWh annually. Brookfield Renewable pursued this transaction with institutional partners, and retained an approximate 30% controlling interest in the facilities. The transaction closed on April 1, 2016. See Note 21 – Subsequent Events.

Following the closing of the Isagen Acquisition, the consortium is required to conduct MTOs. Brookfield Renewable’s subsidiaries have also provided letters of credit for $230 million (December 31, 2015: nil) in connection with the MTOs. See Note 3 – Business combinations.

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and two wind projects totalling 29 MW in Ireland are expected to be $247 million. The biomass facility and a 14 MW wind project are nearing completion and are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW and a 15 MW wind project commenced construction and are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 13 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at March 31, 2016, letters of credit issued by Brookfield Renewable along with institutional investors were $69 million (December 31, 2015: $71 million).

Brookfield Renewable’s subsidiaries and equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at March 31, 2016, letters of credit issued by Brookfield Renewable’s subsidiaries and equity-accounted entities were $93 million and $16 million, respectively (December 31, 2015: nil and $16 million, respectively).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions,

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes

capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

21.  subsequent eventS

On April 1, 2016, Brookfield Renewable completed the acquisition of two hydroelectric facilities in Pennsylvania with an aggregate capacity of 296 MW. The facilities are expected to generate 1,109 GWh annually. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 30% controlling interest in the facilities.  Concurrent with the closing of the acquisition, Brookfield Renewable completed a $315 million non-recourse financing associated with the facilities. The loan bears a floating interest rate of LIBOR plus a margin of 1.50%, increasing to 1.75% between now and its April 2020 maturity.

On April 20, 2016, Isagen successfully amended a COP 367 billion ($122 million) loan to extend its maturity to December 2025.  The loan bears a floating interest rate of the Colombian Consumer Price Index plus a margin of 5.43%.

Brookfield Renewable Partners L.P.	Q1 2016 Interim Consolidated Financial Statements and Notes